EFES

02049874

File: 082-04144

August 29, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 04 2002 WASH. D.C. 164 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the convenience translation of the financial statements of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. as of and for the period ending 30.06.2002 prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

dlw 9/17

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

==

DETAILED FINANCIAL STATEMENTS

FOR THE INTERIM ACCOUNTING PERIODS JANUARY 1 - JUNE 30, 2002 AND 2001

AND INDEPENDENT LIMITED REVIEW REPORT

FOR THE INTERIM ACCOUNTING PERIOD JANUARY 1 – JUNE 30, 2002

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANDERSEN

A. A. Aktif Analiz S.M.M.M. A.Ş.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

INDEPENDENT LIMITED REVIEW REPORT

FOR THE INTERIM ACCOUTING PERIOD JANUARY 1 – JUNE 30, 2002

1. We have reviewed the interim balance sheet of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) as of June 30, 2002 and the related interim statement of income for the six-month interim accounting period then ended in accordance with the generally accepted limited review principles and standards in Turkey issued by the Capital Market Board (CMB).

2. The scope of our review on interim financial statements is limited as compared to the examination of annual financial statements that are made in accordance with the generally accepted auditing principles, bases and standards. Our review principally consisted of applying analytical procedures, data gathering and various auditing techniques required by the principles and rules for limited reviews, which aim to provide an understanding of the system of preparation of interim financial statements. Therefore, our limited review report should be considered on different grounds than the annual independent auditors' reports.

3. In the accompanying balance sheet as of June 30, 2002 the Company's investment in Alternatifbank A.Ş. (Alternatifbank) is carried at cost of TL16,079 billion, which represents 14.91% shareholding (which will decrease to 9.32% after the share capital increase which is explained in Note 26 to the balance sheet) in Alternatifbank. Despite the indications that the net realizable value of this investment might be less than the acquisition cost, taking into consideration the financial statements of Alternatifbank dated March 31, 2002 disclosed to the public, and the share capital increase in cash realized in June 2002 amounting to TL60,000 billion, the Company management has not provided a provision for decrease in the value, in order to reduce the cost value of the concerned participation in the accompanying balance sheet dated June 30, 2002 to the market value (TL7,856 billion as of June 30, 2002) or to the net realizable value that could be determined through application of other methods.

4. The local selling and marketing activities of the Company for the produced beer are performed by Efes Pazarlama ve Dağıtım Ticaret A.Ş., the subsidiary of the Company with a shareholding percentage of 99.9%.

5. Based on our review, except for the effect of such adjustments, if any, as might have been disclosed arising from the matter as explained in the third paragraph above, no matter has come to our attention that causes us to believe that the accompanying financial statements for the interim accounting period referred to in the first paragraph above are not presented fairly in accordance with the generally accepted accounting principles in Turkey issued by the CMB and the principles and standards related to the preparation of interim financial statements which are applied on a consistent basis with the preceding period except for the change disclosed in Note 11 (e) to the balance sheet.

6. **Additional Paragraph for Convenience Translation to English**

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards, as published by the International Accounting Standards Board and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of IAS 29 (Financial Reporting in Hyperinflationary Economies), the non-application of IAS 27 (Consolidated Financial Statements and Accounting for Investment in Subsidiaries) the non-application of IAS 39 (Financial Instruments – Recognition and Measurement). The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ertan Ayhan
Engagement Partner

İstanbul,
July 31, 2002

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED BALANCE SHEET (Millions of Turkish lira)	*Independent Limited Review* Reviewed 30.06.2002	Reviewed 30.06.2001
I. CURRENT ASSETS	183.654.714	137.078.997
A. Liquid Assets	6.024.800	2.401.037
1. Cash	5.868	7.208
2. Banks	6.018.861	2.393.819
3. Other Liquid Assets	71	10
B. Marketable Securities	249.640	32.230.376
1. Share Certificates	-	-
2. Private Sector Bonds, and Securities	-	-
3. Public Sector Bonds, and Securities	-	32.012.356
4. Other Marketable Securities	249.640	218.020
5. Reserve for Decrease in Value of Marketable Securities	-	-
C. Short-term Trade Receivables	121.345.610	57.514.314
1. Customers	119.258.314	56.682.947
2. Notes Receivables	2.382.130	877.599
3. Deposits and Guarantees Given	51	3.737
4. Other Short-term Trade Receivables	598.561	502.799
5. Discount on Trade Receivables (-)	(299.701)	(54.937)
6. Allowance for Doubtful Receivables (-)	(593.745)	(497.831)
D. Other Short-term Receivables	19.190.814	13.463.531
1. Receivables from Shareholders	7.895.578	4.067.011
2. Receivables from Participations	-	-
3. Receivables from Subsidiaries	3.922.858	9.270.516
4. Other Short-term Receivables	7.372.378	126.004
5. Discount on Receivables (-)	-	-
6. Allowance for Doubtful Receivables (-)	-	-
E. Inventories	32.760.926	28.774.847
1. Raw Materials & Supplies	14.554.096	16.580.700
2. Work-in-process	5.520.453	3.487.822
3. By - Products	4.599.484	3.575.443
4. Finished Goods	4.867.277	3.124.028
5. Merchandise	155.586	150.775
6. Other Inventories	2.668.183	1.714.644
7. Allowance for Decline in the Value of Inventory (-)	-	-
8. Advances Given to Suppliers	395.847	141.435
F. Other Current Assets	4.082.924	2.694.892
II. NON-CURRENT ASSETS	274.801.887	179.634.970
A. Long-term Trade Receivables	8.162.169	5.839.647
1. Customers	8.079.861	5.611.271
2. Notes Receivable	105.549	-
3. Deposits and Guarantees Given	24.587	228.376
4. Other Long-term Trade Receivables	-	-
5. Discount on Trade Receivables (-)	(47.828)	-
6. Allowance for Doubtful Receivables (-)	-	-
B. Other Long-term Receivables	-	2.505.546
1. Receivables from Shareholders	-	-
2. Receivables from Participations	-	-
3. Receivables from Subsidiaries	-	2.505.546
4. Other Long-term Receivables	-	-
5. Discount on Receivables (-)	-	-
6. Allowance for Doubtful Receivables (-)	-	-
C. Non-Current Financial Assets	168.724.614	97.486.490
1. Long-term Marketable Securities	-	-
2. Allowance for Decline in the Value of Marketable Securities (-)	-	-
3. Participations	42.233.926	42.233.926
4. Capital Commitments to Participations (-)	-	-
5. Allowance for Decline in the Value of Participations (-)	-	-
6. Subsidiaries	126.137.369	55.125.038
7. Capital Commitments to Subsidiaries (-)	-	-
8. Allowance for Decline in the Value of Subsidiaries (-)	-	-
9. Other Non-Current Financial Assets	353.319	127.526
D. Tangible Non-Current Assets	93.666.546	71.592.893
1. Land	218.058	195.166
2. Land Improvements	6.383.499	4.625.955
3. Buildings	67.998.766	48.593.294
4. Machinery, Plant and Equipment	105.321.781	78.597.274
5. Vehicles	860.577	774.851
6. Furnitures and Fixtures	47.985.717	26.851.381
7. Other Tangible Non-Current Assets	-	-
8. Accumulated Depreciation (-)	(135.609.012)	(91.387.558)
9. Construction-in-progress	292.402	2.783.287
10. Advances Given	214.758	559.243
E. Intangible Non-Current Assets	615.379	231.252
1. Foundation and Organization Assets	-	-
2. Rights	304.046	6.578
3. Research and Development Costs	-	-
4. Other Intangible Non-Current Assets	-	20.271
5. Advances Given	311.333	204.403
F. Other Non-current Assets	3.633.179	1.979.142
TOTAL ASSETS	458.456.601	316.713.967

The accompanying notes are an integral part of these balance sheets.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED BALANCE SHEET (Millions of Turkish lira)	*Independent Limited Review* *Reviewed* **30.06.2002**	*Reviewed* **30.06.2001**
I. SHORT-TERM LIABILITIES	259.423.375	144.766.393
A. Financial Liabilities	158.349.896	76.614.757
1. Bank Borrowings	67.039	12.148.148
2. Current Portion and Interest of Long-term Borrowings	158.282.857	64.466.609
3. Current Portion and Interest of Long-term Bonds	-	-
4. Notes and Commercial Bills	-	-
5. Other Financial Liabilites	-	-
B. Trade Payables	52.000.634	35.552.515
1. Suppliers	30.281.148	21.636.061
2. Notes Payable	-	-
3. Deposits and Guarantees Received	21.674.701	13.780.890
4. Other Trade Payables	44.785	135.564
5. Discount on Payables (-)	-	-
C. Other Short-term Liabilities	21.427.367	21.583.636
1. Payables to Shareholders	32.566	48.361
2. Payables to Participations	-	-
3. Payables to Subsidiaries	-	-
4. Accrued Expenses	-	-
5. Taxes, Duties and Other Withholdings Payable	20.935.260	21.236.635
6. Deferred Loans and Installments Payable to the State	-	-
7. Other Short-term Liabilities	459.541	298.640
8. Discount on Payables (-)	-	-
D. Advances Received	725	-
E. Reserves for Liabilities and Expenses	27.644.753	11.015.485
1. Allowance for Taxes	5.819.341	-
2. Allowance for Other Liabilities and Expenses	21.825.412	11.015.485
II. LONG-TERM LIABILITIES	53.982.311	78.584.960
A. Financial Liabilities	31.961.233	63.880.861
1. Bank Borrowings	31.961.233	63.880.861
2. Bonds Issued	-	-
3. Other Debt Instruments Issued	-	-
4. Other Financial Liabilities	-	-
B. Trade Payables	3.620.075	1.963.634
1. Suppliers	3.620.075	1.963.634
2. Notes Payable	-	-
3. Deposits and Guarantees Received	-	-
4. Other Trade Payables	-	-
5. Discount on Payables (-)	-	-
C. Other Long-term Payables	8.087.810	5.635.540
1. Payables to Shareholders	-	-
2. Payables to Participations	-	-
3. Payables to Subsidiaries	-	-
4. Deferred Loans and Installments Payable to the State	7.916	17.037
5. Other Long-term Liabilities	8.079.894	5.618.503
6. Discount on Payables (-)	-	-
D. Advances Received	-	-
E. Reserves for Liabilities and Expenses	10.313.193	7.104.925
1. Reserve for Employee Termination Benefits	10.313.193	7.104.925
2. Reserves for Other Liabilities and Expenses	-	-
III. SHAREHOLDERS EQUITY	145.050.915	93.362.614
A. Share Capital	50.167.475	25.083.737
B. Share Capital Commitments (-)	-	-
C. Share Premium	-	4.553
D. Revaluation Surplus	76.644.122	73.215.066
1. Revaluation Surplus from Non-current Assets	68.929.931	53.840.139
2. Revaluation Surplus from Non-current Financial Assets	7.714.191	19.374.927
3. Surplus from Stock Exchange	-	-
E. Reserves	14.102.119	15.154.192
1. Legal Reserves	3.746.750	3.746.750
2. Statute Reserves	-	-
3. Special Reserves	-	-
4. Extraordinary Reserves	10.168.572	10.879.272
5. Cost Increment Fund	186.797	528.170
6. Gain on Sales of Share Certificates of Participations and Fixed Assets to be Added to Share Capital	-	-
7. Unappropriated Income	-	-
F. Current Year Income	18.298.619	-
G. Current Year Loss (-)	-	(20.094.934)
H. Accumulated Losses (-)	(14.161.420)	-
1. ------ Year Loss	(14.161.420)	-
2. ------ Year Loss	-	-
TOTAL LIABILITIES	458.456.601	316.713.967

The accompanying notes are an integral part of these balance sheets.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE BALANCE SHEETS

AS OF JUNE 30, 2002 AND 2001

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) COMPANY'S ACTIVITIES:

The activities of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) consist of production and selling of malt, beer, plastic materials and energy via cogeneration powerhouse. The Company produces beer in İstanbul, Lüleburgaz, İzmir, Ankara and Adana plants and produces malt in Konya and Afyon plants. The Company has rented an office in Tuzla Deri Free Trade Zone. The administrative activities are carried in the official center in İstanbul. The local selling and marketing activities of the Company are performed by Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Efes Pazarlama). The Company owns 99.99% of share capital of Efes Pazarlama (June 30, 2001 – 85.00%).

(2) SHAREHOLDERS WITH SHAREHOLDINGS EQUAL OR HIGHER THAN 10%:

As of June 30, 2002 and 2001, paid-in share capital consists of 50,167,474,786 and 25,083,737,393 shares respectively with a par value of TL1,000 (full) each. Based on the attendance roster related to 2001 annual general meeting held on April 11, 2002 and 2000 annual general meeting held on March 30, 2001, shareholders, whose shareholdings are equal or higher than 10% are as follows:

	2002		2001	
Shareholders	Amount	%	Amount	%
Yazıcılar Holding A.Ş. (Yazıcılar)	14,643,732	29.19	7,321,866	29.19
Özilhan Sınai Yatırım A.Ş. (Özilhan)	8,544,925	17.03	4,272,463	17.03
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	4,360,925	8.69	2,180,463	8.69
Shares publicly traded and other	22,617,893	45.09	11,308,945	45.09
	50,167,475	100.00	25,083,737	100.00

(3) THE PRIVILEGES OF SHARE CERTIFICATES REPRESENTING THE SHARE CAPITAL:

There are no privileges of share certificates representing the share capital as of June 30, 2002 and 2001.

As required by the Article of Association, 9920 units founder profiting notes, which do not represent the share capital, are entitled to 2% profit distribution from the balance remaining after 10% of the paid-in capital is deducted from the distributable profit.

(4) REGISTERED SHARE CAPITAL CEILING:

As of June 30, 2002 and 2001 , the upper limit of the registered share capital is TL200,000,000.

(5) SHARE CAPITAL INCREASES REALIZED IN THE PERIODS AND SOURCES:

The Company has not realized any share capital increase within the interim accounting periods ended as of June 30, 2002 and 2001.

(6) MARKETABLE SECURITIES OTHER THAN SHARE CERTIFICATES ISSUED IN THE CURRENT PERIOD :

None.

(7) MARKETABLE SECURITIES (BORROWING) REDEEMED IN THE CURRENT PERIOD :

None.

(8) MOVEMENT OF TANGIBLE NON-CURRENT ASSETS DURING THE CURRENT PERIOD :

Movement of tangible non-current assets for the interim periods ended June 30, 2002 and 2001 is as follows:

		June 30	
		2002	2001
a)	*Cost of the purchased, produced and constructed tangible* non-current assets (excluding construction-in-progress and advances given):	10,483,331	5,598,453
b)	Cost of tangible non-current assets sold:	980,960	887,310
c)	Revaluation increase:	19,606,206	18,884,881
	i- Tangible assets cost	36,824,710	32,045,730
	ii-Accumulated Depreciation (-)	(17,218,504)	(13,160,849)

d) i) Details of the construction in progress as of June 30, 2002 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Filling Apparatus	149,548	160,000	03.01.2002	31.08.2002	93
Filling Label	65,111	75,000	12.04.2002	31.08.2002	87
Bail Installment	16,403	400,000	01.07.2002	31.12.2002	4
Other	61,340	120,000			
	292,402	755,000			

ii) Details of the construction in progress as of June 30, 2001 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Hauling tank grain mixing system	104,455	110,000	01.04.2001	01.07.2001	95
Waste water refinery	401,300	1,300,000	01.05.2000	31.07.2001	31
Cogeneration premises	2,178,331	2,839,419	31.10.2000	30.06.200	77
Other	99,201	438,662			
	2,783,287	4,688,081			

(9) INVESTMENT ALLOWANCES THAT ARE USED IN CURRENT PERIOD AND CARRIED FORWARD TO NEXT PERIODS :

As of June 30, 2002, the total amount of investment allowance utilized is TL10,466,081 and there is no investment allowance to be carried forward.

As of June 30, 2001, the total amount of investment allowance to be utilized is TL2,873,432. Since the Company has incurred loss in the interim accounting period, it has not used any investment allowances as of June 30, 2001.

(10) ACCOUNT BALANCES WITH SHAREHOLDERS, PARTICIPATIONS, SUBSIDIARIES AND OTHER RELATED PARTIES :

Balances with shareholders, participations, subsidiaries and other related parties as of June 30, 2002 and 2001 are as follows:

	June 30			
	2002		2001	
	Trade	Non-Trade	Trade	Non-Trade
RECEIVABLES				
- Shareholders				
Anadolu Endüstri Holding (*)	-	7,895,578	-	4,067,011
Özilhan	729	-	-	-
- Participations				
Interbrew Efes Brewery S.A. (Interbrew Efes)	37,364	-	12,861	-
- Subsidiaries				
Efes Sınaii Yatırım Holding A.Ş. (Efes Sınai) (*)	44,702	784,572	207,872	4,259,428
Efes Pazarlama (**)	109,967,596	3,138,286	52,767,394	7,516,634
- Other Group Companies				
Oyex Handels GmbH	6,646	-	-	-
Efes Productie SRL	11,538	-	209,916	-
Efes Romania Industrie Si Comert S.A.	42,101	-	83,303	-
Efes Kyrghyz Distribution Company	-	-	36,766	-
ZAO Moscow Efes Brewery	242,125	-	391,670	-
Efes Invest Holland B.V. (*)	84,211	7,218,058	-	-
Other	3,638		7,818	-
	110,440,650	19,036,494	53,717,600	15,843,073

	June 30			
	2002		2001	
	Trade	Non-Trade	Trade	Non-Trade
PAYABLES				
- Shareholders				
Anadolu Endüstri Holding	379,566	-	338,921	-
Other	-	32,566	-	48,361
- Other Group Companies				
Çelik Motor Ticaret A.Ş. (Çelik Motor) (***)	76,760	-	15,329	-
Anadolu Motor Üretim ve Pazarlama A.Ş. (***)	531,645	-	-	-
Efestur Turizm İşletmeleri A.Ş. (Efestur)	10,078	-	8,305	-
Anadolu Endüstriyel Motor Sanayi A.Ş. (***)	-	-	295,824	-
Polinas Plastik Sanayi ve Ticaret A.Ş. (Polinas Plastik) (***)	4,372,914	-	-	-
Other	16,432	-	9,660	-
	5,387,395	32,566	668,039	48,361

(*) *The interest rates for the non-trade receivables of the Company are determined by the current market rates.*

(**) *Non-trade receivable balance from the subsidiaries is composed of the portion of the loan obtained by the Company on 18.10.1998 through the mediation of J.P. Morgan Securities Inc with 5 years maturity and transferred with the same conditions to its subsidiary, Efes Pazarlama. As of June 30, 2002, USD 8,000,000 of the loan transferred to Efes Pazarlama has been paid (June 30, 2001 - USD 4,000,000). The remaining balance of USD 2,000,000 (June 30, 2001 - USD 4,000,000) is included in short-term bank loans and there is no portion (June 30, 2001 - USD 2,000,000) included in long-term bank loans in the accompanying financial statements. The interest rate applied to this receivable is 9.35% which is the same rate applied by the credit institutions to the Company.*

(***) *The payables to these companies are related to "Intermediary Export".*

(11) EVALUATION, COMPILATION AND DEPRECIATION POLICIES FOR INVENTORIES AND OTHER BALANCE SHEET ITEMS; CHANGES IN THESE AND OTHER ACCOUNTING POLICIES AND THEIR MONETARY EFFECTS; DEVELOPMENTS THAT MAY AFFECT GOING CONCERN AND PERIODICITY ASSUMPTIONS AND REASONS FOR THESE DEVELOPMENTS :

The Company maintains its books of account and prepares its statutory financial statements in accordance with the general communiqué on accounting system applications issued by the Ministry of Finance, Turkish commercial practice and tax legislation and the principles and rules set forth in the communiqués and the related explanations of the CMB (from hereon to be referred to as generally accepted accounting principles issued by CMB).

a) Marketable Securities:

As of June 30, 2002 and 2001, the (A) type investment fund included in other marketable securities in the accompanying financial statements is valued with the purchase price declared on the balance sheet date.

As of June 30, 2001, treasury bills and government bonds under repurchase agreements which are included in Public Sector Bonds and Debt Securities in the accompanying financial statements are valued at acquisition cost. The difference between the costs and the increase in the value of the marketable securities at the balance sheet date are included in the other operating income and marketable securities in the accompanying financials statements.

b) Discounts of Receivables and Payables:

According to the generally accepted accounting principles announced by the CMB, trade notes receivables and payables, post dated cheques, and trade receivables and payables with due dates exceeding three months, if any, are subject to discounting.

c) Deferred VAT:

As of June 30, 2002, the deferred value added tax payable, arising from export sales amounting to TL8,079,861 (June 30, 2001- TL5,611,271) is included in assets as long-term trade receivables and in liabilities as other long-term payables; the deferred value added tax receivable arising from export purchases amounting to TL3,612,530 (June 30, 2001-TL1,963,634) is included in assets as other non-current assets and in liabilities as long-term trade payables in the accompanying financial statements.

d) Inventory:

The physical inventory counts are made at year ends. The inventories are carried at the lower of acquisition cost or net realizable value. The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items.

e) Financial Non-Current Assets:

Financial non-current assets are stated at acquisition cost and nominal values of bonus shares obtained through internally funded capital increases of related parties. In prior periods, when the share capital increase of the participation or the subsidiary was realized from the revaluation fund or other equity accounts including extraordinary reserves, the Company recorded the nominal values of the shares obtained as revaluation fund from participations under the shareholders equity and when the share capital increase of the participations was realized through distribution of the previous year income as bonus shares, the nominal values of the shares obtained were recorded as income. However, during 2002, the Company has applied a modification in the related accounting policies towards the implementation of another method that is accepted in the generally accepted accounting principles published by the CMB; and according to this new method, the nominal values of the free shares derived from extraordinary reserves and the funds that have been accumulated as the result of the sale of immovable assets and participation shares were recognized as income; and the nominal values of free shares derived from resources other than those mentioned above, are recorded under the account for revaluation surplus from participations, in the shareholders' equity section of the balance sheet. The effect of the this change in the accounting policy on the income statement for the January 1- June 30, 2002 interim period amounts to TL14,589,609 (Note 27).

f) Tangible Fixed Assets:

The acquisition costs and the accumulated depreciation of the tangible fixed assets subject to depreciation are revalued according to the article number 298 of Tax Legislation.

As of June 30, 2002 the revaluation percentage applied is 27.65% (June 30, 2001 – 37.9%).

Foreign exchange gains and losses related to loans used for purchase of machinery and equipment and construction of tangible fixed assets, and those accumulated until these tangible fixed assets are capitalized, should be capitalized as a part of such assets.

Tangible non-current assets, excluding the buildings, are depreciated over revalued costs by using the straight-line and the double-declining methods based on the economic useful lives given below:

Building	25-50 years
Land improvements	20-25 years
Machinery and Equipment	5 years
Motor Vehicles	5 years
Furniture and Fixture	5 years
Leasehold Improvements	5 years

g) Reserve for Employee Termination Benefit:

In accordance with existing social legislation, the Company is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. As of June 30, 2002 such payments are limited to a maximum of TL1,103.54 (June 30, 2001 – TL768.1) per year of employment. As of June 30, 2002 and 2001 the retirement pay liability is TL10,313,193 and TL7,104,925 respectively, as disclosed in the accompanying financial statements.

h) Other Deductions Related with Sales:

Taxes and funds paid over sales such as Pasture Fund, Civil Defense Fund, Education Tax, Surcharge Tax and Corporate Share are included in the other sales deductions line in the income statement.

i) Foreign Currency Transactions:

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. The Company uses the foreign currency buying rates of Central Bank of Turkey prevailing at the date of the financial statements in valuing its foreign currency denominated assets, the effective buying rates of Central Bank of Turkey in valuing foreign currency in banks and effectives in cash and the foreign currency selling rates of Central Bank of Turkey in valuing its foreign currency denominated liabilities. The exchange gains and losses resulting from transactions in foreign currencies and conversion of balance sheet items into Turkish lira are included in the income statements.

j) Other Balance Sheet Items:

Other balance sheet items are principally reflected at their book values.

(12) SUBSEQUENT EVENTS AS OF THE BALANCE SHEET DATE THAT HAS TO BE DISCLOSED DUE TO THE 1st ATTACHMENT OF THE COMMUNIQUE:

a) The retirement pay ceiling has been increased to TL1,160.15 per each employment year , effective from July 1, 2002.

b) Within the scope of the Excise Tax Law which that came to effect by being promulgated in the Official Gazette dated June 12, 2002 and numbered 24783, it has been decided that various taxes such as Pasture Fund, Civil Defense Fund, Education Tax, Surcharge Tax and Corporate Share paid over the first domestic deliveries of the alcoholic beverage producers, among which the Company is found, are to be replaced by one single tax at a rate of 48.7% , effective from August 1, 2002.

(13) CONTINGENT LOSSES AND GAINS THAT HAS TO BE DISCLOSED DUE TO THE 2nd ATTACHMENT OF THE COMMUNIQUE (THE CONTENTS OF THE LEGAL CONFLICTS WHICH MIGHT AFFECT THE PERIOD RESULTS AND CREATE LIABILITIES FOR THE COMPANY ARE MENTIONED IN THIS PART) :

a) The Company has investment encouragement certificates taken from Undersecretary of Treasury and related to these certificates the Company, among others, has the following rights:

	30 June 2002					
	Beginning / Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
a)	24.01.2001 24.01.2004	65696	40	100	3,798,427	708,029
b)	22.03.2001 31.12.2003	65861	40	-	3,162,700	1,123,086
c)	12.04.2000 31.12.2002	62518	100	100	4,807,496	4,049,760
d)	31.10.2000 30.06.2002	65177	100	100	2,839,418	2,568,674
e)	06.07.2000 05.07.2003	63800	100	-	5,602,201	224,631
f)	19.06.2000 31.12.2002	63696	100	-	202,760	187,061
g)	10.11.2000 10.11.2002	64981	100	100	2,240,985	566,295
h)	06.08.2001 31.12.2003	66608	60	100	1,365,415	108,138
i)	15.12.1997 31.12.2002	53801/A	100	100	12,019,545	211,859
j)	05.04.2002 05.04.2005	67787	60	100	2,025,184	56,020

b) Two domestic processing permits are obtained from Foreign Trade Ministry. With the certificate numbered 811 dated March 25,1999, the Company has an export commitment amounting to USD27,686,500 and as of December 31, 2001, the Company has applied to close the related certificate.

The Company is entitled to benefit from its rights arising from investment allowances as long as regulatory requirements are fulfilled.

c) In relation with the intermediary exports realized in 1998 by the Company, Ege Biracılık ve Malt Sanayii A.Ş. and Güney Biracılık ve Malt Sanayii A.Ş. that the Company has merged in 2000 through takeover, there are ongoing Value Added Tax (VAT) inspections and foreign exchange lawsuits filed within the scope of the foreign exchange legislation. The Company, in accordance with the prudence principle, has provided a reserve for its potential liability within this scope as TL13,713,309 (Note 22) and reflected the related amount in account "Allowance for Other Liabilities and Expenses - Current" in the balance sheet dated June 30, 2002 (June 30, 2001 – TL4,572,425) and reflected the provision amounting to TL5,497,526 (June 30, 2001-TL4,572,425) in "Other Extraordinary Expenses and Losses" account in the statement of income of the interim period ended June 30, 2002. For the VAT inspections in question, the Company has submitted a mortgage amounting to TL11,144,177 as guarantee.

(14) CHANGES IN ACCOUNTING ESTIMATES THAT HAVE A MATERIAL EFFECT ON GROSS PROFIT PERCENTAGES AND THEIR MONETARY EFFECTS :

There is no changes in accounting estimates between the periods.

(15) MORTGAGES AND GUARANTEES ON ASSETS :

As of June 30, 2002 and 2001, the total amounts of mortgages on assets are TL11,186,784 and TL11,144,177, respectively (Note 13c to Balance Sheet).

(16) INSURANCE COVERAGE ON ASSETS:

Insurance coverage for inventories and tangible non-current assets included in the assets as of June 30, 2002 is TL524,971,165 (June 30, 2001 – TL435,953,915).

(17) MORTGAGES AND OTHER COLLATERALS OBTAINED FOR RECEIVABLES:

As of June 30, 2002 the total amount of mortgages and other guarantees obtained for receivables is TL7,836,937. (June 30, 2001 –TL4,834,226).

(18) OFF-BALANCE SHEET COMMITMENTS :

a) As of June 30, 2002, the commitments that are not included in the liabilities, consists of letter of guarantees and surety given to banks, suppliers and customs offices amounting to TL3,501,199 (June 30, 2001 – TL1,885,844) and the shares given as collateral.

b) The Company has given 870 million share certificates with a book value of TL1,053,228 of Efes Sınai as of June 30, 2001, which is a subsidiary of the Company, as collateral to European Bank of Reconstruction and Development (EBRD) for the investment loan taken by the indirect participation of the Company, ZAO Moscow-Efes Brewery (Knyaz Rurik Efes Brewery ZAO). On March 8, 2002, share certificates of Efes Sınai were returned to the Company because of the completion of the related investment.

c) In relation with financing of the new brewery constructed in Almaty by Efes Karaganda Brewery ISC (Efes Karaganda - resident in Kazakhstan) and for the capacity increase of ZAO Moscow Efes Brewery (Moscow Efes - resident in Russia), the related companies have obtained loans from EBRD and the Company has undertaken completion of the related projects together with Efes Breweries International B.V. (Efes Breweries) (a subsidiary). The undertaking in question is not related with reimbursement of related loans, but only completion of the related projects. The upper limit for CJSC Efes Karaganda Brewery (Efes Karaganda) is USD10 million and for Moscow Efes although the limit is not specified in the contract, the limit is the project amount which is USD17 million. Currently, the technical investment concerning the increase of capacity by Moscow Efes is completed.

(19) BLOCKED DEPOSITS IN BANKS:

As of June 30, 2002, the amount of blocked deposits in banks is TL27 (June 30, 2001 – TL27).

(20) MARKET VALUE OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT COST IN BALANCE SHEET AND COST OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT MARKET VALUE IN BALANCE SHEET :

As of June 30, 2002 and 2001 with respect to the participations included in the long-term financial assets in the accompanying balance sheets and also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of June 30, 2002 and 2001 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

June 30, 2002

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank A.Ş. (Alternatifbank)	16,078,710	14,907,450,000	527	7,856,226
Efes Sınai	15,639,233	13,849,752,707	1,737	24,057,020
Total	31,717,943			31,913,246

June 30, 2001

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank	16,078,710	14,907,450,000	566	8,437,617
Efes Sınai	10,286,260	8,496,780,802	4,295	36,493,674
Total	26,364,970			44,931,291

(21) DESCRIPTION AND AMOUNT OF MARKETABLE SECURITIES, ISSUED BY THE SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES OF THE COMPANY THAT ARE INCLUDED IN THE MARKETABLE SECURITIES AND NON-CURRENT MARKETABLE SECURITIES ACCOUNTS :

Marketable securities consist of Anadolu Group (A) type Investment Fund Certificates issued by the Company's participation Alternatifbank amounting to TL249,640 (June 30, 2001- TL218,020) with the nominal value of TL100,000(full).

(22) DESCRIPTION AND AMOUNT OF BALANCE SHEET ITEMS STATED AS "OTHERS" THAT EXCEED 20% OF THE GROUP TOTAL OF ITS INCLUDED OR 5% OF TOTAL ASSETS IN THE FINANCIAL STATEMENTS :

a) Reserve for Other Liabilities and Expenses:

	June 30	
	2002	2001
Accrued Interest	6,510,717	5,415,418
Reserve for Tax and Claim Interest (*)	13,713,309	4,572,425
Accrued Water and Electricity Expense	526,063	439,761
Bonus Accrual	1,048,280	561,570
Other	27,043	26,311
	21,825,412	11,015,485

	June 30	
	2002	2001
b) Other Long-term Liabilities:		
Deferred VAT	8,079,861	5,611,271
Other	33	7,232
	8,079,894	5,618,503

	June 30	
	2002	2001
c) Other Short-term Receivables:		
Loan Given to Efes Invest Holland B.V.	7,218,059	-
Other	154,319	126,004
	7,372,378	126,004

(*) As explained in note 13 (c).

(23) TOTAL AMOUNT OF THE RECEIVABLES FROM AND PAYABLES TO PERSONNEL THAT EXCEED 1% OF THE TOTAL ASSETS IN BALANCE SHEET AND INCLUDED IN "OTHER RECEIVABLES" AND "OTHER SHORT-TERM OR LONG-TERM LIABILITIES" CAPTIONS :

None.

(24) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE PROVIDED FOR RECEIVABLES FROM SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES:

None.

(25) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE DUE OR NOT YET DUE (THESE AMOUNTS ARE SHOWED AS SEPARATE TOTALS) :

As of June 30, 2002 and 2001 the amount of the allowances for the doubtful receivables that are due but not collected are TL593,745 and TL497,831 respectively. TL427,013 and TL340,919 of these allowances consist of 2002 and 2001 valuation of the doubtful receivable carried forward from the prior years, amounting to USD 270,825. The remaining TL166,732 and TL156,912 are comprised of the allowance for the receivables due from export sales in prior years.

There is no allowance for doubtful receivables that is not yet due.

(26) BREAKDOWN OF THE SUBSIDIARIES AND PARTICIPATIONS WITH AN INDIRECT CAPITAL AND MANAGEMENT RELATIONSHIP WITH THE COMPANY; NAMES AND SHAREHOLDING PERCENTAGES AND CARRYING AMOUNTS OF THESE COMPANIES INCLUDED IN LONG-TERM FINANCIAL ASSETS ACCOUNT, THEIR NET INCOME AND LOSS IN THE RECENT FINANCIAL STATEMENTS, PERIOD OF THE FINANCIAL STATEMENTS, WHETHER FINANCIAL STATEMENTS ARE PREPARED/NOT-PREPARED UNDER CMB STANDARTS, AUDIT STATUS OF FINANCIAL STATEMENTS, RESULT OF AUDIT REPORT :

a) Subsidiaries and Participations with an Indirect Capital and Management Relationship with the Company:

Breakdown of the subsidiaries and participations with an Indirect capital and management relationship with the Company as of June 30, 2002 is as follows:

Alternatif Finansal Kiralama A.Ş.
Alternatif Menkul Kıymetler A.Ş.
Alternatif Yatırım Ortaklığı
Anadolu Cetelem Tüketici Finansman A.Ş.
Anadolu Efes Technical Management Consultancy N.V.
Astana CC Bottlers C.J.S.C.
Baku Coca-Cola Bottlers Ltd.
Beverages Tajikistan Ltd.
CC Kuban Bottlers A.O.
Coca-Cola Almaty Bottlers Limited Liability Partnership
Coca-Cola Bishkek Bottlers C.J.S.C.
Coca-Cola Rostov Bottlers C.J.S.C
Coca-Cola Shymkent Distribution C.J.S.C.
Efes Holland Technical Management Consultancy B.V.
Efes Invest Holland BV
Efes Karaganda
Efes Productie S.R.L
Efes Romania Industrie Si Comert S.A.
Efes Ukraine Brewery
Euro-Asian Brauerein Holding GMBH
Efes Sınai Istanbul Tuzla – Free Trade Zone
O.A.O Knyaz Rurik Moscow Maltery
Tonus Joint Stock Company
Turkmenistan Coca-Cola Bottlers Ltd.
Moscow-Efes
Z.A.O Maltery Mutena

b) Subsidiaries, Participations and Other Non-Current Financial Assets:

As of June 30, 2002 and 2001 the breakdown of subsidiaries, participations and other non-current financial assets; shareholding percentage, carrying amount and the summary of the financial statements are as follows:

	June 30 2002							
			Financial Statement Data					
	Carrying Amount	Shareholding Percentage (%)	Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
1. Subsidiaries:								
Efes Sınai	15,639,233	51.87	(396,892)	(396,892)	31.03.2002	Prepared	Not Audited	-
Efes Pazarlama	53,323,089	99.99	(10,013,433)	(10,013,433)	31.12.2001	Not Prepared	Not Audited	-
Tarbes Tarım Ürünleri ve Besicilik San. Tic. A.Ş. (Tarbes)	1,140,965	99.75	(134,256)	(134,256)	31.12.2001	Not Prepared	Not Audited	-
Efes Breweries	55,705,582	86.96	USD5,761,000	USD10,966,000	31.12.2001	Not Prepared	Audited (*)	Unqualified
Cypex Co.Ltd. (Cypex)	328,500	90.00	52,659	31,113	31.12.2001	Not Prepared	Audited	Unqualified
	126,137,369							
2. Participations:								
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	694,737	464,855	31.12.2001	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	234,368	6,282	31.12.2001	Not Prepared	Not Audited	-
Alternatifbank	16,078,710	14.91	20,270,000	65,842,000	31.03.2002	Prepared	Not Audited	-
	42,233,926							
3.Other Financial Non-current Assets								
Teknopark A.Ş.	12,000	6.00	3,657	2,358	31.12.2001	Not Prepared	Not Audited	-
Interbrew Efes	381	0.01	USD3,576,000	USD8,812,000	31.12.2001	Not Prepared	Audited (*)	-
Tur-kecom Teknoloji Hizmetleri A.Ş.	340,938	8.46	(2,177,365)	(2,177,365)	31.12.2001	Not Prepared	Not Audited	-
	353,319							
Total	168,724,614							

June 30, 2001

	Carrying Amount	Shareholding Percentage (%)	Financial Statement Data: Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
1. Subsidiaries:								
Efes Sınai	10,286,260	51.87	457,862	457,862	30.03.2001	Prepared	Not Audited	-
Efes Pazarlama	7,294,801	85.00	773,337	554,521	31.12.2000	Not Prepared	Not Audited	-
Tarbes	1,140,965	99.75	107,212	54,284	31.12.2000	Not Prepared	Not Audited	-
Efes Breweries	36,311,662	99.87	USD 2,513,605	USD 2,513,605	30.06.2000	Not Prepared	Not Audited	-
Cypex Co.Ltd.	91,350	90.00	139,518	88,009	31.12.2000	Not Prepared	Not Audited	-
	55,125,038							
2. Participations:								
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	2,426,840	1,932,296	31.12.2000	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	2,209,282	1,418,688	31.12.2000	Not Prepared	Not Audited	-
Alternatifbank	16,078,710	23.00	2,815,000	1,886,000	30.03.2001	Prepared	Not Audited	-
	42,233,926							
3.Other Financial Non-current Assets								
Interbrew Efes	381	0.01	ROL(315,114,400)	ROL(315,114,400)	31.12.1999	Not Prepared	Not Audited	-
Teknopark A.Ş.	7,500	6.00	(**)	(**)	(**)	(**)	(**)	-
Tur-kecom Teknoloji Hizmetleri A.Ş.	119,645	8.46	(**)	(**)	(**)	(**)	(**)	-
	127,526							
Total	97,486,490							

(*) Audited in accordance with IFRS.

(**) The financial statements of this company are not available.

Through resolution of Board of Directors in their meeting dated May 29, 2002, the Company has decided to purchase 750.000 shares of Efes Pazarlama from its other subsidiary Tarbes for a value of TL10,500. Consequent to this transaction, shareholding percentage of the Company has been increased to 99.997% from 99.992%.

Tarbes, one of the shareholders of Efes Breweries, did not use its pre-emptive right arising from the capital increase realized in January 2002 and transferred its right to the Company.

The capital of Efes Breweries, which is EURO103,920,200, has been increased to EURO119,510,300 in cash during the first stage; and during this capital increase, the pre-emptive rights were not exercised by the Company, and an agreement ("Share Subscription and Share Retention Agreement") was concluded among the parties for the allocation of the increased capital to international institutional investors. Following the capital increase in cash realized during the initial stage, the international institutional investors, under the leadership of the Southeast Europe Equity Fund, which is managed by Soros Private Funds Management, have owned 13.04% of the total shares of Efes Breweries. The international institutional investors, include Emerging Markets Management, European Bank of Reconstruction and Development (EBRD), Templeton Strategic Emerging Markets Fund, which is under the management of Franklin Templeton Investment, Keough Partners and Stichting A-Star Management Group. The international institutional investors have been granted a call option of 2% and if this call option is exercised by the investor, a capital increase operation will be realized in Efes Breweries , during which the pre-emptive rights of the Company will be restricted.

Furthermore, the Company, has decided to purchase all of Efes Breweries shares belonging to Tarbes with a shareholding percentage of 0.09% for a value of TL318,000, at the Board of Directors Meeting dated May 29, 2002.

Alternatifbank, a participation of the Company, resolved to perform a cash increase in its share capital from TL100,000,000 to TL160,000,000 at the Board of Directors meeting on June 3, 2002. The Company decided not to use its pre-emptive right for its share of the increased amount at the Board of Directors Meeting held on June 5, 2002. However, since the capital increase has not been approved by the legal authorities yet, there has not been a decrease in the shareholding percentage of the Company in Alternatifbank. Consequent to the approval of the capital increase, the shareholding percentage of the Company in Alternatifbank will be decreased to 9.32% and the amount of TL16,078,710 included in participations will be presented under other non-current financial assets.

(27) BONUS SHARES OBTAINED FROM THE PARTICIPATIONS AND SUBSIDIARIES DUE TO CAPITAL INCREASES BY INTERNAL SOURCES :

The summary of the bonus shares obtained from the capital increases rendered from internal sources of participations and subsidiaries in the period January 1 – June 30, 2002 is as follows:

	2002	2001
Bonus shares obtained from Alternatifbank	-	4,626,450
Bonus shares obtained from Efes Pazarlama	14,935,805	-
Bonus shares obtained from Cypex	180,142	-
	15,115,947	4,626,450

Cypex has distributed its 2001 profit as bonus shares in the period ending at June 30, 2002. The Company has recorded these Cypex bonus shares of TL13,722 and the bonus shares of Efes Pazarlama amounting to TL14,541,174 and TL48,435, which are funded from the gain on sale of participation and extraordinary reserves respectively, as income for the interim accounting period January 1 – June 30, 2002.The remaining bonus shares amounting to TL512,616 has been included in the "revaluation surplus from participations" account.

In 2001, Alternatifbank distributed its profit of year 2000 as bonus shares. The Company has recorded these bonus shares of TL2,268,216 as income in the interim accounting period January 1 – June 30, 2001 and recorded remaining bonus shares amounting to TL2,358,234 in the "revaluation surplus from participations" account.

(28) REAL RIGHTS ON THE TANGIBLE ASSETS AND THEIR AMOUNTS:

None.

(29) REVALUATION AMOUNTS ON NON-CURRENT ASSETS MADE IN THE LAST THREE YEARS :

Revaluation increases in the cost and accumulated depreciation of non-current assets as of June 30, 2002 and for the preceding 3 years are as follows:

	Increase in Carrying Amount	Increase in Accumulated Depreciation	Revaluation Fund
June 30, 2002 interim period (27.65%)	36,882,622	(17,230,086)	19,652,536
Year 2001 (53.2%)	44,526,875	(18,185,542)	26,341,333
June 30, 2001 interim period (37.9%)	32,046,537	(13,161,172)	18,885,365
Year 2000 (56%)	28,041,605	(10,453,566)	17,588,039
Year 1999 (52.1%)	8,255,047	(3,321,144)	4,933,903

(30) THE FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES WITH EXCHANGE RATE EXPOSURE AND THEIR TRANSLATION RATES:

As of June 30, 2002 and 2001 foreign currency denominated assets and liabilities are as follows:

		June 30				
		2002			2001	
Assets:		Foreign Currency	TL Equivalent		Foreign Currency	TL Equivalent
a) Banks	USD	362,053	567,716	USD	1,158,151	1,449,885
	DEM	-	-	DEM	1,401,482	761,429
	GBP	34,511	82,892	GBP	11,351	19,986
	EUR	597,156	931,124	EUR	156,124	166,015
	CHF	-	-	CHF	5	3
			1,581,732			2,397,318
b) Customers (*)						
	USD	4,015,911	6,301,539	USD	854,308	1,070,254
	DEM	-	-	DEM	1,149,731	625,090
	GBP	750	1,803	GBP	190,454	335,569
	EUR	1,434,913	2,238,974	EUR	748,995	796,446
			8,542,316			2,827,359

		June 30				
		2002			2001	
		Foreign Currency	TL Equivalent		Foreign Currency	TL Equivalent
c) Receivables from Shareholders	USD	5,000,000	7,845,715	USD	3,003,125	3,762,234
d) Other Miscellaneous Receivables	USD	4,600,000	7,218,058	USD	-	-
e) Receivable from Subsidiaries (short and long-term)	USD	2,500,000	3,922,858	USD	9,400,000	11,776,066
f) Advances for Fixed Assets	USD	-	-	USD	338,447	423,997
Liabilities:						
a) Short-Term Bank Borrowings	USD	-	-	USD	6,000,000	7,552,890
	EUR	-	-	EUR	4,300,000	4,594,473
			-			12,147,363
b) Current Portion and Interest of Long-Term Bank Borrowings	USD	80,500,000	126,925,237	USD	47,500,000	59,793,713
	EUR	20,000,000	31,357,620	EUR	4,350,000	4,647,897
			158,282,857			64,441,610
c) Suppliers	USD	2,774,552	4,374,619	USD	4,380,529	5,514,276
	DEM	-	-	DEM	288,066	157,372
	EUR	497,493	780,010	EUR	13,866	14,816
	NLG	-	-	NLG	45,520	22,071
	GBP	1,346	3,252	GBP	6,278	11,119
			5,157,881			5,719,654
d) Long-Term Bank Borrowings	USD	20,270,825	31,961,233	USD	33,770,825	42,511,221
	EUR	-	-	EUR	20,000,000	21,369,640
			31,961,233			63,880,861
e) Other Accrued Expenses and Liabilities	USD	3,292,676	5,191,598	USD	3,067,557	3,861,487
	EUR	841,341	1,319,123	EUR	1,451,213	1,550,595
			6,510,721			5,412,082

(*) As of June 30, 2002, the receivable of the Company which is USD253,442 is valued at exchange rate at the end of periods determined for related countries, since the amounts that cannot be collected within the period for bringing the export gains into the country are credited to the Price Stabilization Support Fund in accordance with the Exchange Legislation and corresponds to TL357,887. The figures in question are not listed in the table above.

(31) AMOUNTS OF THE GUARANTEES, COMMITMENTS, COLLATERALS, ADVANCES AND TYPES OF SECURITIES GIVEN ON BEHALF OF THE SHAREHOLDERS AND RELATED PARTIES :

For the explanation of guarantees, commitments, collaterals and advances given on behalf of the shareholders, participations and subsidiaries as of June 30, 2002 and 2001, please refer to the Note 18 to balance sheet.

(32) AVERAGE NUMBER OF PERSONNEL BY CATEGORIES DURING THE PERIOD:

The average number of personnel worked during the periods ended June 30, 2002 and 2001 are as follows:

	June 30	
	2002	2001
Salaried	386	492
Waged	778	769
	1,164	1,261

(33) OTHER ISSUES THAT HAVE A SIGNIFICANT EFFECT ON THE FINANCIAL STATEMENTS OR ARE REQUIRED FOR CLARITY, INTERPRETATION AND UNDERSTANDING OF THE FINANCIAL STATEMENTS :

a) As of June 30, 2002, "Revaluation Surplus from Tangible Non-Current Assets" and "Revaluation Surplus from Participations" accounts in Shareholders' Equity include TL68,929,931 (including current period revaluation surplus from tangible non-current assets amounting to TL19,652,536) and TL7,367,995 (June 30, 2001 – TL42,173,647 and TL7,184,180) respectively, that are banned to be added to share capital according to tax legislation.

b) The revenue from "Intermediary export" amounting to TL4,184,734 (2001 - TL321,466) is included in net sales of the income statement for the period between January 1- June 30, 2002. Related with these exports, the amount of TL4,184,734 (2001 - TL320,093) is included in the cost of sales. Furthermore, there is no selling and distributing expenses related with these exports (2001 – TL1,373).

c) Since February 2001, Turkey has been experiencing reduced economic activity and high volatility in foreign currency exchange rates, money and capital markets. A program has been established in May 2001 which includes various regulatory changes to create a well-developed business and regulatory infrastructure that would generally exist in more developed markets.

(34) ADDITIONAL NOTE FOR CONVENIENCE TRANSLATION TO ENGLISH:

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the IASB and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of IAS 29 (Financial Reporting in Hyperinflationary Economies), the non-application of IAS 27 the non-application of IAS 39 (Financial Instruments – Recognition and Measurement). The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED STATEMENT OF INCOME (Millions of Turkish lira)	*Independent Limited Review* *Reviewed* 30.06.2002	*Reviewed* 30.06.2001
A. Gross Sales	207.403.128	148.018.863
1. Domestic Sales	191.575.338	139.795.214
2. Export Sales	8.853.549	6.054.636
3. Other Sales	6.974.241	2.169.013
B. Sales Deductions (-)	(65.598.017)	(46.399.124)
1. Sales Returns (-)	(29.130)	(24.007)
2. Sales Discounts (-)	(172.443)	(117.225)
3. Other Deductions (-)	(65.396.444)	(46.257.892)
C. Net Sales	141.805.111	101.619.739
D. Cost of Sales (-)	(81.130.153)	(50.673.035)
GROSS PROFIT / (LOSS)	60.674.958	50.946.704
E. Operating Expenses (-)	(25.928.193)	(17.352.869)
1. Research and Development Expenses (-)	(93.968)	(57.633)
2. Marketing, Selling and Distribution Expenses (-)	(10.346.806)	(6.018.250)
3. General and Administrative Expenses (-)	(15.487.419)	(11.276.986)
OPERATING PROFIT / (LOSS)	34.746.765	33.593.835
F. Income and Gains from Other Operations	27.318.509	31.208.314
1. Dividend Income from Participations	-	4.318.527
2. Dividend Income from Subsidiaries	14.617.281	20.000
3. Interest and Other Dividend Income	4.318.906	8.401.027
4. Other Operating Income and Gains	8.382.322	18.468.760
G. Expenses and Losses from Other Operations (-)	(6.562.129)	(5.902.085)
H. Financial Expenses (-)	(25.824.822)	(74.474.514)
1. Short-term Borrowing Expenses (-)	(20.379.058)	(33.685.529)
2. Long-term Borrowing Expenses (-)	(5.445.764)	(40.788.985)
OPERATING PROFIT / (LOSS)	29.678.323	(15.574.450)
I. Extraordinary Income and Gains	571.442	224.222
1. Reserves No Longer Required	114.262	-
2. Prior Period Income and Gains	1.511	-
3. Other Extraordinary Income and Gains	455.669	224.222
J. Extraordinary Expenses and Losses (-)	(6.131.805)	(4.744.706)
1. Idle Time Capacity Expenses and Losses (-)	(562.537)	(126.571)
2. Prior Period Expenses and Losses(-)	(1.223)	(1.882)
3. Other Extraordinary Expenses and Losses (-)	(5.568.045)	(4.616.253)
INCOME / (LOSS) FOR THE PERIOD	24.117.960	(20.094.934)
K. Taxes and Other Legal Obligations to be Paid (-)	(5.819.341)	-
NET INCOME / (LOSS) FOR THE PERIOD	18.298.619	(20.094.934)

The accompanying notes are an integral part of these statements of income.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE STATEMENTS OF INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002 AND 2001

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) ALL DEPRECIATION AND AMORTIZATION EXPENSES FOR THE CURRENT PERIOD :

The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle plant for the interim accounting period ended June 30, 2002 and 2001 are as follows:

	2002		2001	
a) Depreciation charges		10,850,773		6,914,497
i) Normal depreciation charge	6,213,015		5,360,299	
ii) Depreciation charge resulting from revaluation	4,637,758		1,554,198	
b) Amortization charges		44,816		4,031
		10,895,589		6,918,528

(2) DISCOUNT AND PROVISION EXPENSES FOR THE CURRENT PERIOD:

The details of provisions and discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the interim accounting periods June 30, 2002 and 2001 are as follows:

	2002	2001
Provision for retirement pay	1,143,032	1,349,359
Interest expense accruals on loans	6,510,717	5,415,418
Provision for tax and claim interest charges	5,497,526	4,572,425
Expense Accruals	526,063	439,761
Bonus Accruals	1,048,280	561,570
Other	27,043	26,311
	14,752,661	12,364,844

(3) FINANCIAL EXPENSES FOR THE CURRENT PERIOD:

The details of the financial expenses are as follows:

	2002	2001
Included in the carrying value of tangible non-current assets	-	-
Directly expensed	25,824,822	74,474,514
	25,824,822	74,474,514

(4) FINANCIAL EXPENSES CHARGED BY SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

None.

(5) SALES / PURCHASES MADE TO/ FROM SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS(THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

The details of sales/purchases made to/from shareholders, subsidiaries and participations as of the periods ended June 30, 2002 and 2001 are as follows:

a) Sales:	2002	2001
Subsidiaries		
Efes Pazarlama	193,236,104	140,390,955
Tarbes	967	-
	193,237,071	140,390,955
b) Purchases of Raw Materials and Services (cost of production and operating expenses) :		
Shareholders		
Anadolu Endüstri Holding	2,624,996	2,063,600
	2,624,996	2,063,600
Subsidiaries		
Tarbes	2,461,296	2,713,381
Efes Pazarlama	257,991	91,866
	2,719,287	2,805,247
Other Related parties		
Oyex	840,832	64,756
Efes Sınai	-	18,205
Efes Tur	59,948	-
Honda Anadolu Motosiklet Üretim ve Pazarlama A.Ş. (*)	217,330	-
AEH Munich	189,593	-
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (Anadolu Isuzu) (*)	88,581	-
Anadolu Motor Üretim ve Pazarlama A.Ş.(Anadolu Motor) (*)	1,141,280	-
Çelik Motor (*)	26,350	-
	2,563,914	82,961

(*) The transactions with these companies are related to "Intermediary Exports"

(6) INTEREST, RENT AND OTHERS PAID TO AND RECEIVED FROM SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

For the periods ended June 30, 2002 and 2001, interest, rents and others paid to and received from shareholders, subsidiaries and participations are as follows:

	2002	2001
a) Rent income (included in income and gain from other operations):		
Efes Pazarlama	212,104	153,736
Alternatifbank	24,000	20,818
Anadolu Endüstri Holding	3,349	2,640
Tarbes	1,726	800
Efes Sınai	-	2,739
Other	-	1,725
	241,179	182,458
b) Foreign currency gains, interest and other income(included in income and gain from other operations):		
Anadolu Endüstri Holding	2,501,622	2,523,752
Alternatifbank (*)	3,157,752	-
Anadolu Isuzu	195,912	-
Efes Sınai	184,153	135,725
Tarbes	-	143,027
Efes Pazarlama	169,537	196,308
Other	168,642	237
	6,377,618	2,999,049
c) Dividend income from participations:		
Coca Cola İçecek Üretim A.Ş.	-	1,340,342
Coca Cola Satış Dağıtım A.Ş.	-	709,970
Alternatifbank	-	2,268,215
	-	4,318,527
d) Dividend income from subsidiaries		
Efes Pazarlama	14,589,609	-
Cypex	27,672	20,000
	14,617,281	20,000
e) Rent expense		
Efes Pazarlama	8,480	13,520
Çelik Motor	81,900	81,148
Other	1,011	3,651
	91,391	98,319

f) Foreign currency expenses	2002	2001
Anadolu·Endüstri Holding	1,108,410	-
Alternatifbank(**)	932,842	127,851
Anadolu Isuzu	32,633	865,069
Other	392,519	32,257
	2,466,404	1,028,177

(*) *The related amount is composed of income from time deposits, the valuation of the foreign currency deposits and income from reverse repurchase agreements.*

(**) *Expenses related with the valuation of the foreign currency deposits.*

(7) SALARIES AND BENEFITS PROVIDED TO BOARD OF DIRECTORS, GENERAL MANAGER, DEPUTY GENERAL MANAGER AND OTHER MEMBERS OF TOP MANAGEMENT :

For the interim period ended June 30, 2002 and 2001 total salaries and benefits provided to members of the board of directors, the general manager and managers are TL562,003 and TL263,105, respectively.

(8) DEPRECIATION METHODS AND THE EFFECT OF CHANGES IN DEPRECIATION METHODS AS INCREASE (+) OR DECREASE (-) IN CURRENT YEAR DEPRECIATION EXPENSE :

Both straight-line and double declining methods are applied as the depreciation method. There is no change in the depreciation method applied between the periods.

(9) INVENTORY COSTING SYSTEMS AND METHODS:

The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items (except advances given). Advances given are carried at book value.

(10) REASONS FOR NOT PERFORMING FULL OR PARTIAL PHYSICAL INVENTORY COUNT, IF ANY :

No physical inventory count has been performed as of June 30, 2002 and 2001 as these dates are interim accounting periods.

(11) SEPARATE TOTALS OF SALES OF SCRAP, BY PRODUCTS AND SERVICE SALES INCLUDED IN DOMESTIC AND EXPORT SALES THAT EXCEED 20% OF GROSS SALES :

For the interim period ended June 30, 2002 TL200,428,887 (2001-TL145,783,190) of the gross sales comprises sales of goods which amounts to approximately 97% (2001-99%) of the gross sales.

(12) SALES INCENTIVES AND SUBVENTIONS OF THE COMPANY, IF ANY :

None.

(13) EXPLANATORY NOTE ABOUT PRIOR PERIOD INCOME/ GAINS AND EXPENSES/ LOSSES :

For the interim period ended June 30, 2002, the prior period income/gains and expenses/losses are TL1,511 (June 30, 2001 – TL0) and TL1,223 (June 30, 2001 – TL1,882) respectively.

(14) THE AMOUNTS AND PERCENTAGES OF NET INCOME PER SHARE AND DIVIDEND PER SHARE SEPERATELY FOR ORDINARY AND PRIVILEGED SHARES (IN FULL TL) :

Earning per each share with nominal value of TL1,000 is TL364.75 (Dividends per share – 36%) for the period ended June 30, 2002.

Since the Company realized loss for the period ended June 30, 2001, the Company has no earning/dividend per share ratio.

(15) THE CHANGES IN THE PRODUCTION QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY, FOR EACH MAIN PRODUCTION GROUP SEPERATELY :

The quantities of production that the Company has performed for the periods ended June 30, 2002 and 2001 are as follows:

		2002	2001	Change (%)
Beer	(Liter)	301,142,672	291,535,306	3
Malt	(Tons)	41,762	41,950	(-)

(16) THE CHANGES IN THE SALES QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY, FOR EACH MAIN SALES GROUP SEPERATELY :

The quantities of the sales that the Company has performed for the periods ended June 30, 2002 and 2001 are as follows:

		2002	2001	Change(%)
Beer	(Liter)	303,416,878	295,235,384	3
Malt	(Tons)	1,771	3,309	(46)

(17) DETAILS OF THE ACCOUNTS INCLUDED IN THE INCOME STATEMENT THAT EXCEED 20% OF THEIR ACCOUNT GROUPS :

i) Other Deductions:	June 30	
	2002	2001
Additional Tax	20,813,863	15,193,437
Civil Defense Support Fund	15,089,995	11,015,182
Education Sports and Health Services Tax	25,046,323	18,187,332
Pasture Fund	3,788,925	1,861,941
Corporate Share	657,338	-
	65,396,444	46,257,892

ii) Other operating income and gains:	2002	2001
Foreign exchange gains	7,089,141	13,967,403
Gain from government bonds and treasury bills	9,100	3,967,722
Other	1,284,081	533,635
	8,382,322	18,468,760
iii) Other extraordinary income and gains:		
Income from Insurance Compensation	428,169	15,959
Gain from sale of tangible fixed assets	27,306	198,278
Other	194	9,985
	455,669	224,222
iv) Other extraordinary expenses and losses		
Loss from sale of tangible fixed assets	40,231	24,043
Provision for tax and claim interest charges	5,497,526	4,572,425
Other	30,288	19,785
	5,568,045	4,616,253